EXHIBIT 99.28

NEWS RELEASE DATED OCTOBER 29, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	October 29, 2010

TASMAN ANNOUNCES $7.5 MILLION FINANCING

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61 - Pink Sheets - TASXF.  Mr Mark Saxon, President & CEO, announces a non-brokered private placement financing of up to 5,000,000 units at a price of $1.50 per unit.  Each unit will consist of one common share and one-half share purchase warrant.  Each whole warrant will entitle holders to purchase one additional common share at a price of $1.85 per share for a period of two years from closing of the financing.

Finder’s fees will be payable on this financing.

The net proceeds from the financing will be used to fund Tasman’s exploration programs and for general working capital.

The financing is subject to TSX Venture Exchange approval.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN